EX-99.d.1.i.

AMENDMENT NO. 3 TO

EXHIBIT A

OF THE INVESTMENT MANAGEMENT AGREEMENT

THIS EXHIBIT to the Investment Management Agreement dated January 4, 2010 (the “Agreement”) between DELAWARE GROUP GOVERNMENT FUND and DELAWARE MANAGEMENT COMPANY (the “Investment Manager”), a series of Delaware Management Business Trust, amended as of the 31st day of January, 2017, lists the funds for which the Investment Manager provides investment management services pursuant to this Agreement, along with the management fee rate schedule for each fund and the date on which the Agreement became effective for each fund.

Management Fee Schedule (as a
Fund Name	Effective Date	percentage of average daily net assets)
Annual Rate
Delaware Strategic Income Fund (formerly, Delaware Core Plus Bond Fund)	January 4, 2010	0.55% on first $500 million
0.50% on next $500 million
0.45% on next $1.5 billion
0.425% on assets in excess of $2.5 billion
Delaware Emerging Markets Debt Fund	August 30, 2013	0.75% on first $500 million
0.70% on next $500 million
0.65% on next $1.5 billion
0.60% on assets in excess of $2.5 billion

DELAWARE MANAGEMENT COMPANY,		DELAWARE GROUP GOVERNMENT
A series of Delaware Management Business Trust		FUND

By:	/s/ DAVID F. CONNOR	By:	/s/ SHAWN K. LYTLE
Name:	David F. Connor	Name:	Shawn K. Lytle
Title:	Senior Vice President	Title:	President and Chief Executive Officer